SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PHILLIPS EDISON GROCERY CENTER REIT I, Inc.
(Name of Subject Company)

CMG INCOME FUND II, LLC,
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$5,250,000	$528.68

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $5.25 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,916.68
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: April 22, 2016

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

           TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by CMG Partners, LLC, CMG Acquisition Co., LLC, and CMG Income Fund II, LLC, (collectively the "Purchasers") to purchase up to 9,300,000 shares of common stock (the "Shares") in Phillips Edison Grocery Center REIT I, Inc. (the "REIT"), the subject company, at a purchase price equal to $5.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated April 22, 2016 ("Offer Date") and the related Agreement of Assignment and Transfer.

This Amendment amends the offer to reduce the number of Shares the Purchasers are offering to purchase from 9,300,000 to 1,000,000 thereby reducing the outstanding capital commitment to $5,250,000.  The 1,000,000 Shares subject to the offer constitute approximately 0.54% of the outstanding Shares.  As of this date hereof, no Shares have been tendered.  The Purchasers have reduced the number of Shares offered to 1,000,000 based upon their expectation that it is highly improbable that more than 1,000,000 Shares will be tendered due to a higher priced offer.
.

Item 12. Exhibits.

(a)(1)	Offer to Purchase dated April 22, 2016*

(a)(2)	Agreement of Assignment and Transfer*

(a)(3)	Form of Letter to Shareholders dated April 22, 2016*
(a)(4)	Form of advertisement in Investor's Business Daily*
*	Previously filed on April 22, 2016

Item 13. Information Required by Schedule 13E-3.

Not applicable.

              SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2016

CMG PARTNERS, LLC, CMG INCOME FUND II, LLC,
AND CMG ACQUISITION CO., LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson